August 15, 2006

Via facsimile (202-772-9368), Federal Express and EDGAR

Ms. Nili Shah
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re: Met-Pro Corporation
Form 10-K for the Fiscal Year Ended January 31, 2006
Filed April 13, 2006
File No. 1-07763

Dear Ms. Shah:

I reply for Met-Pro Corporation to your letter dated July 25, 2006 regarding our Annual Report on Form 10-K filed on April 13, 2006, which was for its fiscal year ended January 31, 2006 and Form 10-Q filed on May 31, 2006.

1.	Management’s Discussion and Analysis - Results of Operations, page 15:

Beginning with our Form 10-Q filing for the quarter ended July 31, 2006 and for future filings, we intend to provide more robust analysis of the material changes in the underlying drivers of our statement of operations in the Management’s Discussion and Analysis of Financial Condition and Results of Operations.

2.	Contractual Obligations, page 18:

Beginning with our Form 10-K filing for the fiscal year ending January 31, 2007 and for future filings, we intend to revise the table of contractual obligations to include the following information;

a)	Scheduled interest payments, including assumptions if appropriate;
b)	If material, we shall provide disclosure to the extent that Met-Pro Corporation is in the position of paying cash rather than receiving cash under our interest rate swaps; and
c)	To the extent we are required or plan to fund or not fund our pension plans in the future we will include these contributions in a table along with the disclosure.

3.	Critical Accounting Policies and Estimates, page 19:

In future filings, we intend to provide additional disclosure in the critical accounting policies in our Management’s Discussion and Analysis, and in the footnote section of the filings to disclose our policy for testing goodwill impairment, the method we use to estimate the fair value of our reporting units, our significant assumptions under this valuation method, and uncertainties and risks of change related to these assumptions.

Below is the footnote as it would have appeared for the fiscal year ended January 31, 2006 (in addition we would include the key points of this disclosure in the critical accounting policies in our Management’s Discussion and Analysis):

Costs in excess of net assets of businesses acquired:

In June 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations”, and SFAS No. 142, “Goodwill and Other Intangible Assets”. SFAS No. 141, which was effective for business combinations completed after June 30, 2001, requires, among other things, that (1) the purchase method of accounting be used for all business combinations, (2) specific criteria be established for the recognition of intangible assets separately from goodwill and (3) additional information about acquired intangible assets be provided. SFAS No. 142, which became effective for the Company as of February 1, 2002, primarily addresses the accounting for goodwill and intangible assets subsequent to their acquisition. Among other things it requires that goodwill not be amortized for financial statement purposes; instead, management is required to test goodwill for impairment at least annually. The Company performed its annual impairment test in the fourth quarter of the fiscal year ended January 31, 2006 using a fair value approach. The test for goodwill impairment involves significant judgment in estimating projections of fair value generated through future performance of each of the reporting units, which correlate to our operating segments. In calculating the fair value of the reporting units using the present value of estimated future cash flow method, we rely on a number of factors including operating results, business plans, economic projections, anticipated future cash flows and market data used in discounting those cash flows. Inherent uncertainties exist in determining and applying such factors. The discount rate used in the projection of fair value represents a weighted average cost of capital applicable to Met-Pro Corporation.

No impairment was present upon performing this test. At January 31, 2006, costs in excess of net assets of businesses acquired associated with the Company’s reportable business segments totaled $20,798,913.

Due to uncertain market conditions and potential changes in strategy and product portfolio, it is possible that forecasts used to support asset carrying values may change in the future, which could result in non-cash charges that would adversely affect our results of operations and financial condition. The Company cannot predict the occurrence of certain events that might adversely affect the reportable value of costs in excess of net assets of businesses acquired.

The changes in the carrying amount of costs in excess of net assets of businesses acquired by business segment for the fiscal year ended January 31, 2006 are as follows:

Product Recovery/
Pollution Control	Fluid Handling
Equipment	Equipment	Total
Balance as of February 1, 2005	$19,066,431	$1,732,482	$20,798,913
Goodwill acquired during the period	-	-	-
Balance as of January 31, 2006	$19,066,431	$1,732,482	$20,798,913

4.	Item 7A - Quantitative and Qualitative Disclosures about Market Risk, page 21:

Beginning with our Form 10-K filing for the fiscal year ending January 31, 2007 and for future filings, we intend to provide the disclosures required by one of the three alternatives for quantitative disclosures about interest rate risk, market risk exposure for our financial instruments and foreign currency transactions, in accordance with Item 305 of Regulation S-K.

5.	Consolidated Statement of Shareholders’ Equity, page 29:

Beginning with our Form 10-Q for the quarter ended July 31, 2006 and for future filings, we will provide a detailed breakdown of the accumulated other comprehensive income/(loss) category as a separate footnote to the financial statements. Below is the footnote as it would have appeared for the fiscal year ended January 31, 2006:

Accumulated other comprehensive income/(loss) consisted of the following

	January 31,
	2006	2005
Interest rate swap, net of tax	($12,385)	($91,785)
Cumulative translation adjustment	400,431	568,793
Minimum pension liability adjustment, net of tax	(709,867)	(376,373)
	($321,821)	$100,635

6.	Note 1 - Nature of Operations and Summary of Significant Accounting Policies, page 31 - Property, plant and equipment, page 31:

Beginning with our Form 10-K filing for the fiscal year ending January 31, 2007 and for future filings, we intend to provide the useful lives of our fixed assets by category and our impairment policy with respect to our property, plant and equipment.

7.	Note 1 - Nature of Operations and Summary of Significant Accounting Policies, page 31 - Revenue Recognition, page 32:

Met-Pro Corporation also recognizes revenue for services rendered. For your information, the amount of revenue recognized for services rendered was less than 5% of the total fiscal year revenues for each of the fiscal years ended January 31, 2006, 2005 and 2004.

Met-Pro Corporation recognizes revenues only when all of the criteria included in SAB No. 104 (namely, pervasive evidence of an arrangement, delivery has occurred or services have been rendered, the sales price is fixed or determinable and collectibility is reasonably assured) are met.

In future filings, we intend to include a footnote substantially in the following effect:

Revenue Recognition

The Company recognizes revenues from product sales or services provided when the following revenue recognition criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the selling price is fixed or determinable and collectibility is reasonably assured.

8.	Note 2 - Fair Value of Financial Instruments, page 35:

Our disclosure should have stated that the original maturity period for our short-term investments is three months or less, not six months or less. The short-term investments at January 31, 2006 and 2005 amounted to $17,674,442 and $20,878,623, respectively, and consisted of certificates of deposit with a original maturity date of three months or less, and money market funds, both of which are considered to be cash equivalents. This disclosure will be corrected in the Form 10-K for the fiscal year ending January 31, 2007 and for future filings.

9.	Note 5 - Debt, page 37:

Beginning with our Form 10-K filing for the fiscal year ending January 31, 2007 and for future filings, we intend to provide the terms of our debt and interest rate swaps. We wish to advise for your information that, historically, Met-Pro Corporation has never modified the terms of or terminated an interest rate swap transaction.

10.	Note 5 - Debt, page 37:

Beginning with our Form 10-K filing for the fiscal year ending January 31, 2007 and for future filings, we intend to make the required disclosure noted in paragraph 44 of SFAS No. 133, to the extent applicable. Since there is no hedge ineffectiveness, the disclosures required by paragraph 45 of SFAS No. 133 are not applicable. Thank you for bringing to my attention, our comment on the commitment in our letter dated January 7, 2003.

11.	Note 7 - Income Tax, page 38:

During the fiscal year ended January 31, 2006, we became aware of additional information supplied by an outside consultant that Met-Pro Corporation was eligible for additional research and development tax credits. This outside consultant was hired to undertake a comprehensive review, for income tax purposes, of the Company’s research and development expenses. As a result of this review, the Company revised, for income tax purposes only, its reported research and development expenses, which resulted in a change in our Company’s estimated tax rate for book purposes.

12.	Note 10 - Other Income/(Expense), Net, page 45:

Below is a detailed breakdown of the items included in the Other Income/(Expense), net which are included in footnote 10 of the Company’s Form 10-K for the fiscal year ended January 31, 2006:

	2006	2005	2004
Gain/(loss) on sale of property and equipment	($13,131)	$6,358	($24,906)
Other, primarily interest income	629,035	282,200	207,642
Unusual charge - patent litigation	-	(135,292)	(1,292,242)
	$615,904	$153,266	($1,109,506)

The litigation charges of $135,292 and $1,292,242 for the fiscal years ended January 31, 2005 and 2004, respectively, are related to an unusual charge for legal expenses incurred in defending allegations that products sold by one of the Company’s divisions infringed on a competitor’s intellectual property rights. We settled this case in February 2004 for a nominal amount which is included in the $135,292, in the fiscal year ended January 31, 2005. In the Company’s multiple-step Consolidated Statement of Operations this unusual litigation expense was included as a separate unusual item in the Other Income/(Expense), net section, which is presented separately before tax prior to income from continuing operations. Paragraph 26 of APB No. 30 requires disclosure of material events or transactions that are unusual in nature or occur infrequently as a separate component before tax prior to income from continuing operations.

The gain/(loss) on the sale of property and equipment totaling ($13,131), $6,358 and ($24,906) for the fiscal years ended January 31, 2006, 2005 and 2004, respectively, is related to the sale or disposal of property and equipment during the respective periods. In the Company’s multiple-step Consolidated Statement of Operations the gain/(loss) on the sale of property and equipment was included as a separate item in the Other Income/(Expense), net section, which is presented separately before tax prior to income from continuing operations.

13.	Note 11 - Business Segment Data, page 45:

As stated in the Form 10-Q for the first quarter ended April 30, 2006, effective February 1, 2006, Sethco Division was transferred from the product recovery/pollution control equipment segment to the fluid handling equipment segment. This transfer was occasioned by management’s determination that Sethco’s product line has become more consistent with the fluid handling equipment segment, as well as by the consolidation of Sethco and Fybroc Divisions’ management and financial reporting systems in connection with Sethco’s relocation to a facility it will now share with Fybroc.

Management continuously evaluates the reportable operating segment, in which each division and subsidiary should be included. Over the past year, the Sethco Division’s product line has shifted from the manufacture of pollution control systems to corrosion resistant pumps. During the first quarter ended April 30, 2006, the Sethco facility was moved from Hauppauge, New York to its Fybroc (included in the Fluid Handling Equipment segment) facility in Telford, Pennsylvania, which also manufactures corrosion resistant fiberglass reinforced pumps. With this realignment, management consolidated the operations of Sethco Division into Fybroc Division and consolidated the financial reporting system for both entities.

14.	Note 13 - Contingencies, page 46:

Met-Pro is aware of the disclosure requirements of Paragraph 10 of SFAS No. 5 and has been and intends to continue complying with this in general and specifically with respect to the asbestos proceedings which have been filed against the Company.

In all such cases to date which have been filed, Met-Pro and/or one of its divisions are included as one of many defendants, and no case which has been filed against us makes a demand for a specific amount of damages. In each instance, the allegations against Met-Pro and/or one of its divisions are vague and provide no basis to determine whether the plaintiff was exposed to a product made by Met-Pro and/or one of its divisions and, if so, to what extent our defenses would be meritorious. It is impossible to determine at the time of the filing of these complaints and the filing of the financial statements whether Met-Pro and/or one of its divisions has any potential liability and if so, what the amount of this might be. All such cases allege exposure to asbestos during a period in which Met-Pro and/or one of its divisions had insurance coverage covering these claims, and in all instances, our insurers have accepted the defense and indemnity of these cases subject to certain customary reservations of rights.

In the vast majority of the cases which have been filed against us, there appears to be little or no forward movement of these cases; we continue to have, for the vast majority of these cases, no basis to conclude that there is any liability and no basis to estimate the amount of any potential loss.

A small number of cases have moved forward with discovery, and in some instances, as discovery proceeded, we were dismissed with no payment. In some instances, as disclosed in our filings, payments in settlement of the claims have been made; to date, the total number of settlements in which payments have been made is less than ten. However, the entirety of such payments have been paid by insurance coverage, as has the entirety of defense costs, and the amounts otherwise paid by the Company in connection with these cases (such as the cost of legal fees of our general counsel to monitor these cases) is immaterial.

Thus, to date, we have incurred no uninsured loss in connection with these proceedings and we have no basis at this time to believe that we will in the future incur any uninsured loss. Accordingly, consistent with SFAS No. 5, we have accrued no liability for these claims.

Our proposed disclosure in response to the comment is as follows:

“Beginning in 2002, the Company and/or one of its divisions began to be named as one of many defendants in asbestos-related lawsuits filed predominantly in Mississippi on a mass basis by large numbers of plaintiffs against a large number of industrial companies including, in particular, those in the pump and fluid handling industries. More recently, the Company and/or this division have been named as one of many pump and fluid handling defendants in asbestos-related lawsuits filed in New York and Maryland by individual plaintiffs, sometimes husband and wife. To a lesser extent, the Company and/or this division have also been named together with many other pump and fluid handling defendants in these type of cases in other states as well. The complaints filed against the Company and/or this division have been vague, general and speculative, alleging that the Company, and/or this division, along with the numerous other defendants, sold unidentified asbestos-containing products and engaged in other related actions which caused injuries and loss to the plaintiffs. The Company believes that it and/or this division have meritorious defenses to the cases which have been filed and that none of it’s and/or this division’s products were a cause of any injury or loss to any of the plaintiffs. The Company’s insurers have hired attorneys who together with the Company are vigorously defending these cases. The Company and/or this division have resolved and been dismissed from a large number of these cases, and, in less than ten cases, have entered into economic settlements, the costs of which have been fully covered by insurance. Most of the cases currently pending against the Company and/or one of its divisions have not advanced beyond the early stages of discovery, although several cases in different jurisdictions are on schedules leading to trial. The Company expects that any payments which may be required in pending cases will be fully covered by insurance, and the Company has not accrued any amount in its financial statements for any such potential losses. Accruals will be established when the outcome of the matter is probable and can be reasonably estimated, to the extent not covered by insurance. Although the ultimate outcome of any legal matter cannot be predicted with certainty, based upon the present information including the Company’s assessment of the merits of a particular claim as well as insurance coverage, the Company believes that no pending proceeding will have a material adverse impact upon the Company’s results of operations, liquidity or financial condition.”

15.	Note 13 - Contingencies, page 46:

As stated in response to Comment 14, we have been and intend to continue complying with the requirements of SFAS No. 5 in our filings, in general and specifically with respect to all litigation proceedings in which we are involved, including the asbestos and non-asbestos related proceedings. In response to the comment, our proposed disclosure is as follows:

“The Company is also party to a small number of other legal proceedings arising out of the ordinary course of business. Accruals are established when the outcome of the matter is probable and can be reasonably estimated, to the extent not covered by insurance. Although the ultimate outcome of any legal matter cannot be predicted with certainty, based upon the present information including the Company’s assessment of the merits of a particular claim as well as reserves and insurance coverage, the Company believes that no pending proceeding will have a material adverse impact upon the Company’s results of operations, liquidity, or financial condition.”

16.	Exhibits 31.1 and 31.2 Certifications:

Beginning with our Form 10-Q filing for the second quarter ended July 31, 2006 and for future filings, we intend to exclude the titles of our officers in the first paragraph of our 302 Certifications in accordance with Rule 13a-14(a) (17 CFR 240.13a-14(a)).

17.	Form 10-Q for the Fiscal Quarter Ended April 30, 2006 - General:

Beginning with our Form 10-Q filing for the second quarter ended July 31, 2006 and for future Form 10-Q filings, we intend to include the comments listed above, if applicable.

18.	Form 10-Q for the Fiscal Quarter Ended April 30, 2006, Controls and Procedures, page 20:

Below is Met-Pro Corporation’s disclosure on the “Evaluation of Disclosure Controls and Procedures” on page 20 of Form 10-Q for the first quarter ended April 30, 2006:

“Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures as of the end of the period covered by this report are functioning effectively to provide reasonable assurance that the information required to be disclosed by us in reports filed under the Securities Exchange Act of 1934 is (i) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and (ii) accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding disclosure.”

To clarify the above evaluation, Met-Pro Corporation’s controls and procedures were effectively designed to record, process, summarize and report, within the time periods specified in the Commission’s rules and forms, and the information required to be disclosed in this report was accumulated and communicated to our management, including our principal executive and principal financial officers in order to allow timely decisions regarding required disclosures.

In connections with the responses to your comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in their filings;
•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I hope the above information provides all the information your comment letter required.

Sincerely,

                                    /s/ Gary J. Morgan
Gary J. Morgan
Senior Vice President - Finance